Exhibit 99.2

RADWARE LTD.

NOTICE OF 2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, DECEMBER 22, 2025

Notice is hereby given that the 2025 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of Radware Ltd. (the “Company”) will be held on Monday, December 22, 2025, at 9:00 a.m. (EST), at the offices of Radware Inc., 575 Corporate Drive, Mahwah NJ 07430, USA, for the following purposes:

1.	To elect Mr. Roy Zisapel, Ms. Naama Zeldis and Mr. Meir Moshe as Class II directors of the Company until the annual general meeting of shareholders to be held in 2028;

2.	To approve the renewal of the Company's Compensation Policy for Executive Officers and Directors ("Compensation Policy");

3.	To approve compensation terms of, including grants of equity-based awards to, non-employee directors and related amendments to the Compensation Policy; and

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to the above resolutions, at the Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2024 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on November 18, 2025 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your prox does not deprive you of your right to attend the Meeting, to revoke the proxy and to vote your shares in person.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: November 17, 2025

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of the Annual General Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 6971917, ISRAEL
_____________________

PROXY STATEMENT

2025 ANNUAL GENERAL MEETING OF SHAREHOLDERS
_____________________

This Proxy Statement is furnished to the holders of ordinary shares of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2025 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2025 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2025 Annual General Meeting of Shareholders.

The Annual General Meeting will be held on Monday, December 22, 2025 at 9:00 a.m. (EST), at the offices of Radware Inc., 575 Corporate Drive, Mahwah NJ 07430, USA.

INTRODUCTION

Unless the context otherwise requires, all references in this Proxy Statement to “we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this Proxy Statement, they have the meanings indicated below:

•	“Articles of Association” is to our Amended and Restated Articles of Association;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder;

•	“dollars,” “$,” or “US$” are to U.S. dollars;

•	"Exchange Rate" means the exchange rate published by the Bank of Israel on October 31, 2025, which was NIS 3.24 = $1.00;

•	“including” or “include,” shall be deemed to be followed by the phrase “without limitation”;

•	“Nasdaq” is to the Nasdaq Stock Market LLC;

•	"NIS" or "shekel" are to New Israeli Shekels;

•	"ordinary shares" or “shares” are to our ordinary shares, NIS 0.05 par value per share;

•	"SEC" are to the United States Securities and Exchange Commission;

•	"2024 Annual Report" is to the annual report on Form 20-F we filed with the SEC on March 28, 2025.

PURPOSE OF THE MEETING

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To elect Mr. Roy Zisapel, Ms. Naama Zeldis and Mr. Meir Moshe as Class II directors of the Company until the annual general meeting of shareholders to be held in 2028;

2.	To approve the renewal of the Company's Compensation Policy for Executive Officers and Directors ("Compensation Policy");

3.	To approve compensation terms of, including grants of equity-based awards to, non-employee directors and related amendments to the Compensation Policy; and

4.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2024 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed to shareholders on or about November 20, 2025 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

☐   By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

☐   By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

☐  By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record, including regarding the latest date and time you may submit your voting instructions, in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

Joint holders of shares should take note that, pursuant to our Articles of Association, (i) a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares, or the “senior joint holder”, and (ii) the vote of the senior joint holder who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

RECORD DATE; QUORUM; VOTING RIGHTS; ETC.

Record Date

Only shareholders of record at the close of business on November 18, 2025, or the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of November 1, 2025, the Company had issued and outstanding 43,434,362 ordinary shares (excluding treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman of the Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment (except as otherwise set forth in the Articles of Association). In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Vote Required for Approval of the Proposals

General. The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter is required to approve each of the Proposals 1-4; provided that, with respect to Proposals 2 and 3, either (i) the shares voted in favor of the such Proposal include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such Proposal by the disinterested shareholders described in clause (i) does not exceed 2% of the aggregate voting rights in the Company.

Indication of Personal Interest. The Companies Law generally requires that each shareholder voting on Proposals 2 and 3 will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, (i) our “office holders” (as defined in the Companies Law) are deemed to have a personal interest in Proposal 2, and (ii) our non-employee directors are deemed to have a personal interest in Proposal 3.

While it is unlikely that any of the Company's public shareholders has a personal interest in any of Proposals 2 or 3, to avoid confusion, the enclosed form of proxy card includes a certification that you ARE NOT a controlling shareholder and DO NOT have a personal interest in such Proposals. Every Radware shareholder voting by means of the enclosed proxy card, or via a voting instruction form, internet voting or telephone, will be deemed to confirm to Radware that such Radware shareholder IS NOT a controlling shareholder and DOES NOT have a personal interest in such Proposals. If, however, you are unable to make the aforesaid confirmations for any reason (or have questions about whether you have a personal interest), please contact the Company's General Counsel at telephone number: +972-72-391-7045; fax number: +972-3-766-8982 or email gadime@radware.com. If you hold your shares in "street name" and you are unable to make the aforesaid confirmations for any reason, you should notify the representative managing your account, and such representative should then contact the above person on your behalf to notify Radware as described in the preceding sentence.

Exception. Notwithstanding the foregoing, it should be noted that, according to the Companies Law, in the event that the shareholders fail to approve Proposal 2 or 3, the Board of Directors may nevertheless override such shareholders' decision and approve the applicable Proposal pursuant to the requirements of the Companies Law, which include that the Compensation Committee and then the Board of Directors so determine on the basis of detailed reasoning.

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least (i) 5% of the voting rights in Radware may request our Board of Directors to add an item that relates to the election or removal of a director to the agenda of a shareholders’ meeting to be convened in the future and (ii) 1% of the voting rights in Radware may request our Board of Directors to add an item to the agenda of a shareholders’ meeting to be convened in the future that relates to other matters. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the Meeting, (1) our General Counsel must receive the written proposal no later than 7 days following the notice of the Meeting, i.e., by November 24, 2025, and (2) the written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than 7 days following the last date to submit a shareholder proposal by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 1, 2025, (i) the number of ordinary shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s ordinary shares, and (ii) certain information regarding the beneficial ownership of our ordinary shares by our directors and executive officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**
Senvest Management (1)	4,115,597	9.5%
Nava Zisapel (2)	2,897,926	6.7%
Legal & General Group Plc (3)	2,831,851	6.5%
Morgan Stanley (4)	2,481,276	5.7%
Artisan Partners (5)	2,360,703	5.4%
Roy Zisapel (6)	2,317,643	5.3%
All directors and executive officers as a
Group, consisting of 14 persons, including Roy Zisapel (7) (8)	3,062,171	7.0%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted share units ("RSUs") currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, (i) the persons named in the table above have sole voting and dispositive power with respect to all shares shown as beneficially owned by them, and (ii) each option and RSU is exercisable into one ordinary share.

** The percentages shown are based on 43,434,362 ordinary shares issued and outstanding as of November 1, 2025. This figure of outstanding ordinary shares excludes employee share options to purchase an aggregate of 491,218 ordinary shares at a weighted average exercise price of approximately $22.48 per share, with the latest expiration date of these options being in December 2029 (of which, options to purchase 471,218 of our ordinary shares were exercisable as of November 1, 2025).

(1) Shares are beneficially owned by Senvest Management, LLC and Richard Mashaal (collectively, "Senvest"). This information is based on information provided in Amendment No. 19 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2024. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) Of the ordinary shares beneficially owned by Nava Zisapel, (i) 2,467,843 shares are held directly, (ii) 267,833 shares are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel, and (iii) 324,500 shares (the "Neurim Shares") are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company ("Neurim"), 50% of which is held by Nava Zisapel and 50% is held in three equal parts by Roy Zisapel and his siblings.

(3) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Legal & General Group Plc ("LGGP"), Legal & General Investment Management Ltd. ("LGIM"), LGIM Managers (Europe) Limited ("LGIME"), Legal & General UCITS ETF Plc ("UCITS"), Legal & General Investment Management America Inc. ("LGIMA") and LGIM Singapore PTE. Ltd. ("LGIMS")on August 11, 2025. The business address of (i) LGGP and LGIM is One Coleman Street, London, England, EC2R 5AA, UK, (ii) LGIME and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland, (iii) LGIMA is 71 South Wacker Drive, Suite 800, Chicago IL 60606, and (iv) LGIMS is Level 7, 15-17, Capital Square, 23 Church Street, Singapore, U0, 049481.

(4) Shares are beneficially owned by Morgan Stanley and Morgan Stanley Capital Services LLC (collectively, "Morgan Stanley"). This information is based on information provided in Amendment No. 2 to the Statement on Schedule 13G filed with the SEC by Morgan Stanley on February 3, 2025. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(5) Shares are beneficially owned by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. (collectively, "Artisan Partners"). This information is based on information provided in Amendment No. 3 to the Statement on Schedule 13G filed with the SEC by Artisan Partners on February 12, 2024. The business address of Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(6) Of the ordinary shares beneficially owned by Roy Zisapel, 2,156,425 shares are held directly, and 161,218 options to purchase ordinary shares. The options consist of (i) 59,952 options at an exercise price of $16.68 per share, which expire in March 2029 and 101,266 options at an exercise price of $19.75 per share, which expire in March 2028. For the sake of clarity, the ordinary shares reported as beneficially owned by Roy Zisapel exclude the Neurim Shares held by Neurim, and Mr. Zisapel disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(7) Consists of 2,570,953 shares and 491,218 options to purchase ordinary shares. The options consist of (i) 40,000 options at an exercise price of $15.12 per share, which expire in January 2029, (ii) 80,000 options at an exercise price of $16.19 per share, which expire in December 2028, (iii) 59,952 options at an exercise price of $16.68 per share, which expire in March 2029, (iv) 101,266 options at an exercise price of $19.75 per share, which expire in March 2028, (v) 40,000 options at an exercise price of $22.58 per share, which expire in December 2029, (vi) 10,000 options at an exercise price of $23.31 per share, which expire in July 2027,  (vii) 60,000 options at an exercise price of $28.91 per share, which expire in July 2027, and (viii) 100,000 options at an exercise price of $32.71 per share, which expire in February 2027.

(8) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such person, which are vested or shall become vested within 60 days of the date of this table) and have therefore not been separately disclosed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this Proxy Statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.

These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate. Factors that could cause or contribute to such differences include: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, tensions between China and Taiwan, financial and credit market fluctuations (including elevated interest rates), impacts from tariffs or other trade restrictions, inflation, and the potential for regional or global recessions; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia's military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cybersecurity and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, or if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors or by a critical system failure; our use of Al technologies that present regulatory, litigation, and reputational risks; risks related to the fact that our products must interoperate with operating systems, software applications and hardware that are developed by others; outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns; our net losses in the past and the possibility that we may incur losses in the future; a slowdown in the growth of the cybersecurity and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; complications with the design or implementation of our new enterprise resource planning ("ERP") system; our reliance on information technology systems; our ESG disclosures and initiatives; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to our 2024 Annual Report and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC.

Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

PROPOSAL 1
ELECTION OF DIRECTORS
(Proposal 1 on the Proxy Card)

Background

Pursuant to our Articles of Association, our Board of Directors consists of up to nine (9) members and is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class II will serve (if elected) for a term ending on the date of the annual general meeting for the year 2028; each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2027; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2026.

The term of service of Mr. Roy Zisapel, Ms. Naama Zeldis and Mr. Meir Moshe, who are currently directors in Class II, expires on the date of the Meeting. We are proposing to re-elect these nominees at the Meeting, such that their term will expire at the annual general meeting for the year 2028.

All these nominees were approved and recommended to our Board of Directors by the Company’s independent directors in accordance with the Nasdaq rules. In addition, other than Mr. Zisapel, who serves as our President and Chief Executive Officer, all these nominees qualify as “independent directors” under the Nasdaq rules.

We currently have a Board of eight (8) directors (of which seven directors qualify as “independent directors” under the Nasdaq rules). Subject to the election of these nominees (in this Proposal 1), we expect to have, following the Meeting, a Board of eight (8) directors (of which seven directors will qualify as “independent directors” under the Nasdaq rules), as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2027	Yuval Cohen and Yair Tauman
Class II	2028	Roy Zisapel, Naama Zeldis and Meir Moshe
Class III	2026	Stanley B. Stern, Israel Mazin and Alex Pinchev

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the election of our proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  We are not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  We also do not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company as well as information furnished to the Company by the nominee.

Roy Zisapel, 54, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Currently, Mr. Zisapel serves on the board of directors of Israel Acquisitions Corp (Nasdaq: ISRL). Mr. Zisapel also serves as a director of also serves as a director of RAD Data Communications Ltd., Bynet Electronics Ltd., AB-NET Communications Ltd. and its wholly owned subsidiary, Bynet Data Centers Ltd., Bynet Data Communications Ltd. (and its wholly owned subsidiary RAD Negev Ltd.), and other companies in the RAD-Bynet Group. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel.

Naama Zeldis, 62, has served as a member of our Board of Directors since September 2020. Ms. Zeldis served as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage, until January 2023. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Electra Real Estate Ltd. (TASE: ELCRE), a global real estate private equity firm, Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions, Scodix Ltd. (TASE: SCDX), a leading provider of digital print enhancement presses, and Aquarius Engines (A.M.) Ltd. (TASE: AQUA), a developer of a Free Piston Linear Engine. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Ltd. (Nasdaq: NVMI), ZOOZ Power Ltd. (Nasdaq and TASE: ZOOZ), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Meir Moshe, 71, has served as a member of our Board of Directors since May 2022. Mr. Moshe has held senior positions in the financial sector over the past four decades, including as our Chief Financial Officer from 1999 to 2016 and as our interim Chief Financial Officer from June 2021 to February 2022. As of May 2025, Mr. Moshe serves as a member of the board of directors of Carrasso Metro Motors Ltd. Mr. Moshe has served as a director and member of the audit committee in multiple public companies, including Otonomo Technologies Ltd. (Nasdaq: OTMO) from 2022 to 2023, Ability Inc. (Nasdaq: ABIL) from 2016 to 2017, Carasso Motors Ltd. (TASE: CRSM) from 2018 to 2019 and Albert Technologies Ltd. (LSE: ALB) from 2018 to 2019. He currently provides consulting services to public companies. He holds a B.Sc. degree in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

If elected, the nominees will be entitled to receive the compensation we pay to our directors described below under “Executive Compensation” as well as, if applicable, under Proposals 3 and 4. The nominees will also be provided with our standard indemnification letter.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Roy Zisapel is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., his term shall expire at the annual general meeting for the year 2028;

RESOLVED, that Ms. Naama Zeldis is hereby elected to serve as a member of the Board of Directors of the Company until her successor is duly elected and qualified, in Class II, i.e., her term shall expire at the annual general meeting for the year 2028; and

RESOLVED, that Mr. Meir Moshe is hereby elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., his term shall expire at the annual general meeting for the year 2028."

Required Vote

See under "Record Date; Quorum; Voting Rights; Etc. – Vote Required for Approval of the Proposals" above.

√   The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office Following the Meeting

Yuval Cohen, 62, has served as Chairperson of our Board of Directors since November 2023 and as a member of our Board of Directors since December 2021. He is the founding and managing partner of Fortissimo Capital, a private equity fund headquartered in Israel, which was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG) and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT), as the Chairman of Cellcom Israel Ltd. (TASE: CEL) and as a director of Stratasys Ltd. (Nasdaq: SSYS). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

Yair Tauman, 76, has served as a member of our Board of Directors since October 2010. He is the Vice Dean of the Adelson School of Entrepreneurship at Reichman University in Herzliya, Israel and was previously the Dean of the Arison School of Business at Reichman University. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor at Tel Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Alex Pinchev, 74, has served as a member of our Board of Directors since November 2023. Mr. Pinchev has held numerous leadership and board positions across several high-tech companies throughout his career, including, most recently, as the Chairman of Flicent, Inc. and as a board member in several private companies, including SuSe S.A., StackState B.V. and Velotix Ltd. He previously served as an Executive Vice President and president of global sales, services, and field marketing of Red Hat, Inc. from 2003 to 2012 and as an Executive Vice President and president of global sales and marketing of Rackspace Limited (Nasdaq: RXT) from 2016 to 2017. He also served as the CEO of Acronis from 2012 to 2013. He was a board member of several public companies, including Quantum Corporation (NYSE: QMCO) and BMC Software, Inc. (NYSE: BMC). He currently serves on the boards of several privately owned companies and continues to advise and invest in startups and firms seeking global expansion through Capri Ventures, an early-stage fund that he founded. Mr. Pinchev holds a Masters degree in applied mathematics and computer science from the ITMO University in St. Petersburg, Russia.

Stanley B. Stern, 67, has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC) (AudioCodes), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, serves as the lead director of Ormat Technologies, Inc. (NYSE: ORA) and is a director on the Board of Directors of Tigo Energy, Inc. (Nasdaq: TYGO). He previously served as a member of the board of directors of Ekso Bionics Holdings, Inc. (Nasdaq: EKSO) from 2014 until 2023. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 1982 until 2000 and from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Israel Mazin, 65, has served as a member of our Board of Directors since October 2023. Mr. Mazin is the Chairman, CEO and Co-Founder of MEMCYCO (Memco-Cyber-Corporation), a Digital-Watermark Authentication technology for B2B and B2C online communication, since 2021.  Prior to that, Mr. Mazin was a founding member of several technology companies, including OpTier, an APM market leader that was acquired by SAP in 2015, and Memco Software, a security software company that went public on Nasdaq and was later acquired by Platinum Technology. Mr. Mazin also co-founded Shadow Technologies, a non-profit company that consolidates crowd opinion online reviews.  Mr. Mazin is also an active investor in real estate, high tech, and bio-tech startups. In 2018, Mr. Mazin received an honorary degree from the Holon Institute of Technology.

Board Practices

For information concerning the practices of the Board of Directors, Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee, see Item 6.C of our 2024 Annual Report.

Board and Committee Meetings

For information concerning the attendance rate of directors and meetings of the Board of Directors, Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee, see Item 6.C of our 2024 Annual Report.

Executive Compensation

You should read the below summary together with Items 6.B “Compensation” and 6.E “Share Ownership— Share Option Plans” of our 2024 Annual Report.

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. Our compensation policy for our executive officers and directors, or the Compensation Policy, which is approved by our shareholders, is designed to correlate executive compensation with our objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2024 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2023 - All directors and officers as a group, consisting of 15 persons*	$2,419,283	$475,235

2024 - All directors and officers as a group, consisting of 14 persons**	$3,067,952	$488,356

* Includes one person who served as our director in 2023 and is no longer serving on our Board of Directors and two directors who were appointed during 2023.
** Includes one person who served as our director in 2024 and is no longer serving on our Board of Directors.

During 2024, we granted to our directors and officers listed in Item 6.A of our 2024 Annual Report, in the aggregate, 322,177 RSUs at a weighted average grant date fair value per RSU of $18.66 and options to purchase 299,856 ordinary shares at a weighted average exercise price per share of $19.04. The options expire 62 months after grant. The weighted-average grant date fair value of these options was $6.11 per option.

For a discussion of the accounting method and assumptions used in valuation of such share-based compensation, see Note 2(t) to our consolidated financial statements included in our 2024 Annual Report. See also Item 6.E —"Share Ownership” of our 2024 Annual Report.

Compensation of Executive Officers

For a discussion of the compensation granted to our five most highly compensated executive officers during 2024, see “Compensation of Executive Officers” in Item 6.B of our 2024 Annual Report, which is incorporated herein by reference.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 per year of service; (ii) per meeting remuneration of NIS 3,600 for each Board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. The aforesaid amounts are subject to adjustment for changes in the Israeli consumer price index ("Israeli CPI") after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time (collectively, the "Linkage Adjustments"). Giving effect to such Linkage Adjustments, our non-employee directors are currently entitled to (i) annual compensation in the amount of NIS 157,500 (equivalent to approximately $48,600, based on the Exchange Rate) and (ii) per meeting remuneration of NIS 3,600 for each Board or committee meeting attended (equivalent to approximately $1,100, based on the Exchange Rate).

In addition, our non-employee directors are entitled to a grant of options under our share option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares that vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

See also Proposal 3 below with respect to proposed modifications to the compensation payable to our non-employee directors.

Indemnification and Insurance

Consistent with our Compensation Policy, we currently hold directors and officers liability insurance for the benefit of our directors and officers. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, substantially in the form approved by our shareholders, which is publicly available as Exhibit 4.1 to our 2024 Annual Report.

PROPOSAL 2
RENEWAL OF COMPENSATION POLICY
(Proposal 2 on the Proxy Card)

Background

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, are required to adopt a policy governing the compensation of "office holders" (as defined in the Companies Law). Such compensation policy is generally required to be approved by the board of directors, following the recommendation of the compensation committee, and the shareholders, in that order, and it must be re-approved in such manner every three years.

In 2022, our shareholders approved several modifications to our Compensation Policy in accordance with the requirements of the Companies Law and, in November 2025, our Board of Directors approved, following the recommendation of the Compensation Committee, that no additional changes are required to the Compensation Policy (but see Proposal 3).

In approving the renewal of the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the Company's objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; office holder's contribution to achieving our corporate objectives and increasing profits; and with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

A copy of the current Compensation Policy was filed with the SEC as Exhibit 4.6 to the 2024 Annual Report and is also available for review HERE. A copy of our Compensation Policy will be mailed without charge to any shareholder entitled to vote at the Meeting, upon written request to: Radware Ltd., 22 Raoul Wallenberg St., Tel Aviv 6971917, Israel, Attention: Company's General Counsel or email gadime@radware.com.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to approve the renewal of the Company's Compensation Policy for Executive Officers and Directors."

Required Vote

See under "Record Date; Quorum; Voting Rights; Etc. – Vote Required for Approval of the Proposals" above.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 3
COMEPNSATION OF NON-EMPLOYEE DIRECTORS
(Proposal 3 on the Proxy Card)

Background

Pursuant to the Companies Law and regulations thereunder, the terms of compensation for directors of a public company, such as Radware, including grants of stock options, as well as amendments to our Compensation Policy, require approval of the Compensation Committee, Board of Directors and, in certain cases, the shareholders, in that order.

As described in more detail under "Proposal 1 - Executive Compensation – Compensation of Directors," our non-employee directors are currently entitled to receive (i) cash compensation, consisting of annual compensation fee of NIS 157,500 (equivalent to approximately $48,600 based on the Exchange Rate) and per meeting remuneration fee of NIS 3,600 (equivalent to approximately $1,100, based on the Exchange Rate), subject, in each case, to the Israeli CPI linkage adjustments, and (ii) equity-based compensation, in the form of options to purchase 20,000 ordinary shares for each year in which such non-employee director holds office (the "Annual Options Grant").

The Proposed Cash and Equity-Based Compensation

Our future success depends in large part on our ability to attract and retain highly-qualified individuals to serve on our Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company. In November 2025, our Compensation Committee and Board of Directors resolved to revise the cash compensation and equity-based compensation of the non-employee directors as follows:

•
With respect to all non-employee directors: As described above, the per meeting remuneration for each Board or committee meeting attended, is payable only if the non-employee director attended the meeting in person, whereas compensation for (i) telephonic participation in board and committee meetings (where other members physically attend) is an amount of 60% of what is received for physical participation; and (ii) compensation for board and committee meetings held via electronic means without physical participation is in an amount of 50% of what is received for physical meetings. Our Compensation Committee and Board of Directors propose to cancel the different treatment and allow each director to receive the same per meeting remuneration fee whether he or she attends the meeting in person, telephonic participation or other electronic means (e.g., Zoom).

Accordingly, upon approval of this Proposal 4, our non-employee directors (who do not also serve as Chairpersons of the Board or any committee thereof, as described below) will continue to be entitled to (i) a fixed annual compensation fee of NIS 157,500 (subject to the Israeli CPI linkage adjustments, the "Annual Fee") (equivalent to approximately $48,600, based on the Exchange Rate), (ii) a fixed per meeting remuneration of NIS 3,600 (subject to the Israeli CPI linkage adjustments, the "Meeting Fee") (equivalent to approximately $1,100, based on the Exchange Rate) for each Board or committee meeting attended, provided that the director is a member of such committee, and (iii) the Annual Options Grant, except that, with respect to the Meeting Fee, it will be the same fee regardless of how the meeting was attended.

•
With respect to all non-employee directors who serve as Chairpersons of the Board or any committee thereof: Our Compensation Committee and Board of Directors propose to increase the cash and equity-based compensation of each non-employee who serves as Chairperson of our Board of Directors or any standing committee thereof (i.e., the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee) by 50% (for the sake of clarity, without duplication, i.e., a person who serves as Chairperson of more than one committee will receive the same compensation), as follows:

o	annual compensation equal to 150% of the Annual Fee (i.e., an Annual Fee of NIS 236,250 (equivalent to approximately $72,900, based on the Exchange Rate));

o	per meeting remuneration equal to 150% of the Meeting Fee (i.e., a Meeting Fee of NIS 5,400 (equivalent to approximately $1,660, based on the Exchange Rate)); and

o
grant of options under our share option plans to purchase 150% of the Annual Options Grant. This means that each such non-employee director will be entitled to a grant of options to purchase 30,000 ordinary shares for each year in which such non-employee director holds office:

◾
The options are granted for three years in advance, and therefore every director (who serves as Chairperson) will receive an initial grant of options to purchase 90,000 ordinary shares that vest over a period of three years, with a third (30,000) to vest upon each anniversary of service; provided that the director still serves on the Company’s Board of Directors on the date of vesting.

◾
The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 90,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected; provided he or she still serves as Chairperson.

◾
The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

◾
For the sake of clarity, with respect to non-employee directors who currently serve Chairperson of our Board of Directors or any standing committee thereof and either (i) are being elected or reelected at the Meeting, they shall receive a grant of options to purchase an additional 90,000 ordinary shares per the above policy, or (ii) are not being elected or reelected at the Meeting, and already received a grant of 60,000 options in the past three years (as per the current policy for all non-employee directors), they will become entitled to an additional one-time grant of up to 30,000 options (which shall vest over the next three years), on a pro rata basis based on the time they served since last elected or re-elected at an annual meeting.

◾
All other terms and conditions in connection with the above equity-based grants shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (or any other successor plan adopted by the Company prior to the applicable grant date) and the award agreements approved by our Compensation Committee and Board of Directors.

We note that according to our existing Compensation Policy, non-employee directors may be granted equity-based compensation which shall vest over a period of not less than three (3) years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, $450,000 per year of vesting, on a linear basis. Based on our share price as of October 31, 2025 ($25.63), the fair value, using a Black-Scholes-Merton option pricing model, of the proposed grant of 90,000 share options (over a period of three years) to non-employee directors (who serve as Chairpersons of the Board or any committee thereof) was approximately $241,000 per year of vesting, substantially below the current $450,000 cap.

Related Amendments to the Compensation Policy

In connection with the aforesaid proposed changes, our Compensation Committee and Board of Directors approved an amendment to Section G of the Compensation Policy (Non-Employee Directors Compensation), in the form attached as Appendix A hereto. In particular, (i) rather than cross-referring to the Israeli regulations with respect to cash compensation, we have inserted the relevant compensation terms into the policy itself, and (ii) we made corresponding changes to the equity-based compensation.

Proposed Compensation Terms – Reasons

Our ability to attract and retain qualified and professional non-employee directors depends in large part on our ability to propose appropriate compensation. In approving the proposed changes to the compensation described above (and corresponding amendments to Section G of the Compensation Policy), our Compensation Committee and Board of Directors considered various factors, including the following:

✔	The Effective Freeze on Non-Employee Director Compensation. Our Compensation Committee and Board of Directors considered the fact that:

o	Non-employee directors’ cash compensation has not been modified since July 2009;

o	Non-employee directors’ equity-based compensation has not been modified since July 2009;

o	The proposed changes to the per meeting remuneration (to treat physical attendance and remote telephonic or video attendance in the same manner) are mostly technical; and

o
The proposed changes to the compensation payable to non-employee directors who serve as Chairperson of the Board or any standing committee thereof is designed to compensate such individuals for their additional roles and associated time and attention as Chairpersons.

✔
Use of Shares & Dilution. Our Compensation Committee and Board of Directors manage our equity incentive plans to monitor, among other things, long-term shareholder dilution, burn rate and equity-based compensation expense.

✔
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to non-employee directors, including other factors set forth in the Companies Law.

✔
Disinterested Vote. Our Compensation Committee and Board of Directors considered that the proposed compensation described above is the result of a careful deliberation process and, as required by Israeli law, will be subject to approval by a special majority of disinterested shareholders (see under "Record Date; Quorum; Voting Rights; Etc. – Vote Required for Approval of the Proposals" above).

The foregoing discussion of the information and factors considered by our Compensation Committee and Board of Directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by them in reaching their conclusions and recommendation in relation to Proposal 3. In view of the wide variety of reasons and factors considered and the complexity of these matters, our Compensation Committee and Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching their determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that the proposed changes to the cash compensation to, and equity-based award policy (including the grant of options contemplated thereunder) for, non-employee directors that may serve the Company from time to time, as described in Proposal 3 of the Company's Proxy Statement for the 2025 Annual General Meeting, be, and the same hereby is, approved; and

RESOLVED, to approve the amendments to Section G of the Company's Compensation Policy for Executive Officers and Directors, substantially in the form attached as Appendix A to the Company’s Proxy Statement for the 2025 Annual General Meeting."

Required Vote

See under "Record Date; Quorum; Voting Rights; Etc. – Vote Required for Approval of the Proposals" above.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

PROPOSAL 4
RE-APPOINTMENT OF AUDITORS
(Proposal 4 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, or E&Y, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of E&Y.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to fiscal year 2024, we paid E&Y approximately $507,000 for audit fees, $134,000 for tax services and $63,000 for all other fees.

The Proposed Resolutions

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

See under "Record Date; Quorum; Voting Rights; Etc. – Vote Required for Approval of the Proposals" above.

√   The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

REVIEW OF FINANCIAL STATEMENTS AND AUDITOR'S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2024 and the related auditor's report in respect thereof will be presented and discussed.

Our auditors' report, consolidated financial statements, and our 2024 Annual Report may be viewed on our website - www.radware.com - or through the SEC's website at http://www.sec.gov/. None of the auditors' report, the consolidated financial statements, the 2024 Annual Report or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

Copies of our 2024 Annual Report will be mailed without charge to any shareholder entitled to vote at the Meeting, upon written request to: Radware Ltd., 22 Raoul Wallenberg St., Tel Aviv 6971917, Israel, Attention: Company's General Counsel or email gadime@radware.com.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2025 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2026 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2026 (the "Next AGM") will include (i) the election of Class III directors; (ii) the approval of the appointment of the Company's auditors; and (iii) presentation and discussion of the financial statements of the Company for the year ended December 31, 2025 and the auditors' report for this period.

Pursuant to Section 66(b) of the Companies Law (as it applies to companies like Radware), shareholders who hold at least (i) 5% of the voting rights in Radware may request our Board of Directors to add an item that relates to the election or removal of a director to the agenda of a shareholders’ meeting to be convened in the future and (ii) 1% of the voting rights in Radware may request our Board of Directors to add an item to the agenda of a shareholders’ meeting to be convened in the future that relates to other matters; provided that, in each case, such items must be appropriate for inclusion on the agenda of the shareholders’ meeting. Such eligible shareholders (as applicable) may present proper proposals for inclusion in, and for consideration at, the Next AGM by submitting their proposals in writing to our principal executive office at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, Attention: General Counsel.

In accordance with our Articles of Association, for a shareholder proposal to be considered for inclusion in the Next AGM:

•
We must receive the written shareholder proposal not less than 90 calendar days (and not more than 150 days) prior to the first anniversary of the 2025 AGM; provided that if the date of the Next AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2025 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the Next AGM (or such earlier time permitted by applicable law) and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made (or such earlier time permitted by applicable law); and

•
The written shareholder proposal must be in English and set forth various information required under our Articles of Association about, among other things, the proposing shareholder and the shareholder proposal as well as any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, and without derogating from the provisions of our Articles of Association, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the Next AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated: November 17, 2025

APPENDIX A

Amendments to Section G of Radware Compensation Policy for Executive Officers and Directors

(changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

Non-Employee Directors Compensation

~~The~~Unless otherwise required by applicable law, the non-employee members of ~~Radware's board may (and, in the case of statutory external directors,~~ the Board shall~~)~~ be entitled to remuneration and refund of expenses~~according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 5760-2000~~, ~~as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time~~ as follows:

•
Cash: Each non-employee director may receive (i) an annual cash retainer of up to NIS 157,500 (subject to the Israeli CPI linkage adjustments, the "Annual Fee") and (ii) a per meeting remuneration of up to NIS 3,600 for each Board or committee meeting attended (in person or via electronic means) (subject to the Israeli CPI linkage adjustments, the "Meeting Fee"); provided however that non-employee directors who serve as Chairperson of the Board or any committee thereof may receive up to 150% of the aforesaid Annual Fee and up to 150% of the aforesaid Meeting Fee.

•
~~It is hereby clarified that such non~~Equity: Non-employee directors may be granted equity based compensation which shall vest over a period of not less than three (3) years, and having a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed, with respect to each director, US$450,000 per year of vesting ("Equity FMV"), on a linear basis, subject to applicable law and regulations; provided however that the maximum Equity FMV for non-employee directors who serve as Chairperson of the Board or any committee thereof shall be 150% of the Equity FMV.

•
Expenses: All non-employee directors may be reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors and committees thereof and travelling on behalf of Radware consistent with Radware's policies and practices on such matters.